FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 6TH, 2024

1.       DATE, TIME AND PLACE: August 6th, 2024, at 12:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Christophe José Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was sent pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Márcia Nogueira de Mello, Rachel Maia, Ronaldo Iabrudi dos Santos Pereira and Philippe Alarcon.

4.       AGENDA: (i) Analysis and deliberation on the Management Report and the Quarter Information for the period ended June 30, 2024; and (ii) Analysis and deliberation of increase in the Company's capital stock based on its Compensation Plan.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the Management Report and the Quarter Information for the period ended June 30, 2024: Mr. Rafael Russowsky, Financial and Investor Relations Officer of the Company, made the presentation about the Management Report and the Quarter Information for the period ended June 30, 2024. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendation of the Audit Committee and the unreserved report of the Independent Auditors deliberated to approve the Management Report and the Quarter Information for the period ended June 30, 2024, together with the Management Report, the Audit Committee and the Fiscal Council Reports, the Independent Auditors Report. Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Statements hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

5.2            Analysis and deliberation of increase in the Company's capital stock based on its Compensation Plan: The members of the Board of Directors discussed the Company's Stock Option Compensation Plan approved at the Extraordinary General Meeting held on May 9, 2014 and subsequently amended at the Annual and Extraordinary General Meeting held on April 24, 2015, at the Annual and Extraordinary General Meeting held on April 25, 2019 and at the Extraordinary General Meeting held on December 30, 2019 ("Compensation Plan"), and decided:

As a result of the exercise of the option to purchase shares of Series B10 of the Compensation Plan, to approve, as recommended by the Financial Committee and subject to the limit of the Company's authorized capital, pursuant to article 5 of its Bylaws, the increase in the Company's capital stock in the amount of twenty-one reais and fifty-nine cents (R$ 21.59), through the issuance of two thousand, one hundred and fifty-nine (2,159) common shares, in the amount of R$ 0.01 (one cent) each.

In accordance with the Company’s Bylaws, the common shares issued herein shall have the same characteristics and conditions and shall fully enjoy the same rights, benefits and advantages of the common shares existing on the date hereof, including dividends and any capital remuneration that may be declared by the Company as of this date.

Consequently, the Company's capital stock will increase from the current two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen reais and seventy-three cents (R$ 2,511,167,813.73) to two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirty-five reais and thirty-two cents (R$ 2,511,167,835.32) fully subscribed and paid-in, divided into four hundred and ninety million, one hundred and seventy-seven thousand and eighteen (490,177,018) common shares with no par value.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, August 6th, 2024. Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Márcia Nogueira de Mello, Rachel Maia, Ronaldo Iabrudi dos Santos Pereira and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 6, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.